Evolving Gold Corp Signs Agreement with Newmont Mining Corporation to
Enter Into Exploration Lease and Sublease

December 5, 2007, Vancouver, British Columbia: Evolving Gold Corporation (TSX-V:EVG) (OTCBB: EVOGF) (FSE:EV7) (the “Company”) is pleased to announce that it has signed an exploration lease and sublease agreement with Newmont Mining Corporation (“Newmont”) on certain properties owned or leased by Newmont in Elko, Eureka and Lander Counties in Nevada (the “Lease and Sublease”).

The Company’s President, Lawrence Dick, Ph.D., P.Geo., explains: “Our alliance with Newmont on their Carlin trend properties provides both parties with a ‘win-win’ situation and adds credibility to Evolving’s exploration efforts in Nevada. We have a first-rate geological team and are very excited to initialize drilling on the Newmont ground.”

Under the terms of the Lease and Sublease, Newmont has leased to Evolving its interest in certain unpatented mining claims and owned fee interests and has subleased to Evolving its interest in certain leased lands and leased unpatented claims, subject to a back-in right. The Lease and Sublease covers five separate “Project Areas”, identified as Carlin, Cottonwood Creek, Susie Creek, Boulder Valley and Sheep Creeks.

In addition, under the Lease and Sublease Evolving is required to make exploration expenditures within each Project Area in the aggregate amount of $US 3,500,000 over a period of five years, with 70% of such expenditures in direct drilling costs and an initial $200,000 expenditure in each Project Area, with the exception of the Susie Creek Project Area.

Beginning on the sixth anniversary of the Lease and Sublease, Evolving is required to spend at least $750,000 in exploration expenditures in each Project Area or pay Newmont a rental of $10 per acre for such Project Area, escalating at 5% per year.

The Lease and Sublease contains provisions for a 3% to 5% sliding scale net smelter returns royalty, less any underlying royalties with a minimum of 2%.

With respect to each Project Area, Newmont has retained an option to enter into one or more joint ventures with Evolving and earn a 51% interest in the property by expending 200% of the exploration expenditures made by Evolving, and an additional 19% interest (for a total undivided interest of 70%) by expending an additional 150% of the exploration expenditures made by Evolving.

A brief summary of the exploration lands involved in the Evolving-Newmont agreement are as follows:

Boulder Valley

The Boulder Valley project area comprises approximately 10,700 acres of Newmont held surface and mineral rights and 1,600 acres of Newmont held lode claims on Bureau of Land Management lands covering a series of low, rolling hills approximately 2 miles west of the Genesis-Blue Star and Post-Betze mines of the northern Carlin Trend.

Carlin

The Carlin project area comprises approximately 5,300 acres of Newmont held surface and minerals and 2,200 acres of Newmont held lode claims on Bureau of Land Management lands lying between the Gold Quarry and Rain mines of the Carlin Trend.

Cottonwood Creek

The Cottonwood Creek project area comprises 1,800 acres of Newmont held lode claims on Bureau of Land Management lands lying approximately 3 miles northeast of the Gold Quarry mine. The property lies on the northeast flank of the Tuscarora Arch, a north-northwest-trending geologic anticline, directly opposite the Gold Quarry deposit which is situated on the southwest flank. Evolving plans to drill several 300-500m holes, testing for a potential “mirror” of the Gold Quarry deposit.

Sheep Creeks

Approximately 10,500 acres of Newmont held surface and minerals will be combined with Evolving Gold’s 38,000 acres of staked claims (Battle Mountain property) to form the Sheep Creeks project area. These lands lie approximately 25 miles north of the town of Battle Mountain, NV. All of the project area is covered by alluvium and volcanic rocks, but gravity data suggest basement rocks lie at reasonably shallow depth under several blocks. Evolving geologists believe these gravity anomalies may represent “pieces” of the Carlin Trend rocks that have become disarticulated during Miocene extensional tectonism. If so, they could represent a large area of un-tested ground. Evolving plans to drill a series of vertical, 300-500m deep holes in several strategic areas to test this concept.

About Evolving Gold Corp

Evolving Gold Corp is an emerging exploration and development company focused on building value through the acquisition and exploration of prospective gold properties, primarily in the southwestern United states, and in particular, Nevada, New Mexico, and Wyoming. Prior to the Newmont Agreement, Evolving had acquired, by staking and option from third parties, approximately 70,000 acres of prospective gold exploration lands. Our objective is to leverage the track record of our experienced and successful team of geosciences and financial professionals towards the goal of discovering new precious metals deposits within the gold-rich districts of the SWUnited States. For more information on Evolving Gold’s exploration projects and approach please visit www.evolvinggold.com.

In compliance with National Instrument 43-101 (“NI 43-101”), Lawrence A. Dick, Ph.D., P.Geo., is the Qualified Person responsible for the accuracy of this news release.

For more information visit www.evolvinggold.com.

On Behalf of the Board of Directors
EVOLVING GOLD CORPORATION
“Lawrence A. Dick”
Lawrence A. Dick, Ph.D., P.Geo
President and Director

FOR MORE INFORMATION, PLEASE CONTACT:

Evolving Gold Corp.
Robert Bick, CEO
robert@evolvinggold.com
Direct (604) 639-0430
Toll free 1-866-604-3864
www.evolvinggold.com

OR

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375   Fax. (604) 909-1163   Email: info@evolvinggold.com   Web:www.evolvinggold.com
TSX-V: EVG     OTC-BB: EVOGF

Renmark Financial Communications Inc
Christopher Wells: cwells@renmarkfinancial.com
James Buchanan: jbuchanan@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

OR

Excelsior Communications Inc.
Miranda Bradley, Managing Partner
miranda@excelsiorcommunications.com
 Direct: (416) 860-2509
www.excelsiorcommunications.com

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Evolving’s general business development, research development and Evolving’s development of mineral exploration projects. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intent”, “may”, “project”, “plan”, “should” and similar expressions may identify forward-looking statements. Although Evolving Gold Corp. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Evolving’s mineral deposit(s), fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 20F filed with the U.S. Securities and Exchange Commission and filings made with the Canadian Securities Regulations.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375   Fax. (604) 909-1163   Email: info@evolvinggold.com   Web:www.evolvinggold.com
TSX-V: EVG     OTC-BB: EVOGF